Exhibit 99.1

Sphere 3D Reports Fiscal Year 2020 Financial Results

Toronto, Ontario - April 08, 2021 - Sphere 3D Corp. (NASDAQ: ANY), a company delivering containerization, virtualization, and data management solutions, today reported financial results for its year ended December 31, 2020.

Fiscal Year Financial Results:

Our results for fiscal year 2020 were as follows:

• Net revenue for 2020 was $4.8 million, compared to $5.6 million for 2019.

• Gross margin for 2020 was 46.4%, compared to 33.2% for 2019.

• Operating expenses for 2020 were $8.2 million, compared to $7.9 million for 2019.

• Depreciation and amortization was $1.8 million for 2020, compared to $1.9 million for 2019.

• Net loss from operations for 2020 was $5.8 million, or a net loss of $0.98 per share, compared to a net loss from operations of $4.3 million, or a net loss of $1.59 per share, for 2019.

Subsequent to Year End:

During fiscal year 2020, Sphere 3D entered into a definitive merger agreement (the "Rainmaker Merger Agreement") pursuant to which it would acquire all of the outstanding securities of Rainmaker Worldwide Inc. ("Rainmaker"), a global Water-as-a-Service ("WaaS") provider.  On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.

Investor Conference Call:

Sphere 3D will not be hosting a fiscal year 2020 earnings conference call.

About Sphere 3D:

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D and @HVEconneXions

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to obtain additional debt or equity financing; any increase in our cash needs; the Company's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports and other filings with the United States Securities and Exchange Commission (www.sec.gov) and with Canadian securities regulators (www.sedar.com).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:

Kurt Kalbfleisch

+1-858-495-4211

Investor.relations@sphere3d.com

 SPHERE 3D CORP.
 CONSOLIDATED STATEMENTS OF OPERATIONS
 (In thousands, except share and per share data)

	Twelve Months Ended
	December 31,
	2020	2019
	(Unaudited)
Revenue	$4,848	$5,579
Cost of revenue	2,599	3,725
Gross profit	2,249	1,854

Operating expenses:
Sales and marketing	1,255	1,831
Research and development	1,202	2,052
General and administrative	5,471	3,925
Impairment of intangibles	286	70
	8,214	7,878
Loss from operations	(5,965)	(6,024)
Interest expense - related party	(454)	(331)
Interest expense	(274)	(22)
Other income, net	918	2,096
Loss before income taxes	(5,775)	(4,281)
Provision for income taxes	4	-
Net loss	$(5,779)	$(4,281)

Net loss per share:
Basic and diluted	$(0.98)	$(1.59)
Shares used in computing net loss per share:
Basic and diluted	5,884,555	2,692,510

SPHERE 3D CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$461	$149
Accounts receivable, net	264	369
Inventories	558	753
Other current assets	807	670
Total current assets	2,090	1,941
Note receivable	3,207	-
Investment in affiliate	2,100	2,100
Intangible assets, net	2,608	2,301
Goodwill	1,385	1,385
Other assets	443	679
Total assets	$11,833	$8,406

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$5,805	$6,646
Long-term debt	672	-
Other long-term liabilities	347	520
Total shareholders' equity	5,009	1,240
Total liabilities and shareholders' equity	$11,833	$8,406